EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

(In millions, except per share amounts)

	Three Months Ended
	4/1/05	4/2/04
Numerator:
Net earnings	$0.7	$13.4

Denominator:
Denominator for basic earnings per share-
Weighted-average shares outstanding	455.8	415.2
Effect of dilutive securities:
Employee stock options and awards	3.0	5.7
Denominator for diluted earnings per share-
Adjusted weighted-average shares outstanding and assumed conversions	458.8	420.9

Net earnings per share - basic	$0.00	$0.03
Net earnings per share - diluted	$0.00	$0.03